EXHIBIT 99.5.2



Moody's Investors Service
99 Church Street
New York, NY 10007
www.moodys.com


May 31, 2000


MBIA Insurance Corporation
113 King Street
Armonk, New York 10504

RE:   Empire State Municipal Exempt
      Trust, Guaranteed Series 152

To Whom It May Concern:

Moody's Investors Service has assigned the rating of Aaa (MBIA Insurance Corp.) to each of the bonds insured by MBIA Insurance Corporation, comprising Empire State Municipal Exempt Trust, Guaranteed Series 152. The rating is based upon an insurance policy provided by MBIA Insurance Corporation. The rating applies to each bond only while it is held in such trust.

Please send us a final Prospectus when available. Should you have any questions regarding the above, please do not hesitate to contact the assigned analyst, Margaret Kessler, at (212) 553-7884.

Sincerely yours,

Laura Levenstein
Vice President and Managing
Director


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